SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*

                  FINANCIAL SERVICES ACQUISITION CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   31769Q108
                          ----------------------------
                                (CUSIP Number)

                                   Copy to:
                                          Stephen A. Cohen, Esq.
      Seneca Ventures                     Morrison Cohen Singer & Weinstein, LLP
      68 Wheatley Road                    750 Lexington Avenue
      Brookville, New York 11545          New York, New York 10022
      Telephone (516) 626-3070            Telephone (212) 735-8600

________________________________________________________________________________
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               August 16, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

Check the following space if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


                                   - 1 of 22 -

CUSIP
No.   31769Q108                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Woodland Partners

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                 7     Sole Voting Power
                             65,000 shares                                 .7%
   Number of    ----------------------------------------------------------------
    Shares       8     Shared Voting Power
 Beneficially                228,000 shares                               2.5%
   Owned By     ----------------------------------------------------------------
     Each        9     Sole Dispositive Power
   Reporting                 65,000 shares                                 .7%
    Person      ----------------------------------------------------------------
     With        10    Shared Dispositive Power
                             228,000 shares                               2.5%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 293,000 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                          3.3%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 2 of 22 -

CUSIP
No.   31769Q108                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Barry Rubenstein

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                 7     Sole Voting Power
   Number of                80,000 shares                                  .9%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 213,000 shares                                2.4%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  80,000 shares                                  .9%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            213,000 shares                                2.4%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 293,000 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                          3.3%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 3 of 22 -

CUSIP
No.   31769Q108                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Marilyn Rubenstein

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                 7     Sole Voting Power
   Number of                   60,000 shares                               .7%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                   233,000 shares                              2.6%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                     60,000 shares                               .7%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                              233,000 shares                              2.6%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 293,000 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           3.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 4 of 22 -

CUSIP
No.   31769Q108                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
               The Marilyn and Barry Rubenstein Family Foundation

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            New York

--------------------------------------------------------------------------------
                 7     Sole Voting Power
   Number of                0 shares                                        0%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 0 shares                                        0%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                        0%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            0 shares                                        0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    0 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 5 of 22 -

CUSIP
No.   31769Q108                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                              Woodland Venture Fund

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                 7     Sole Voting Power
                            66,000 shares                                  .7%
   Number of    ----------------------------------------------------------------
    Shares       8     Shared Voting Power
 Beneficially               227,000 shares                                2.5%
   Owned By     ----------------------------------------------------------------
     Each        9     Sole Dispositive Power
   Reporting                66,000 shares                                  .7%
    Person      ----------------------------------------------------------------
     With        10    Shared Dispositive Power
                            227,000 shares                                2.5%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 293,000 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           3.3%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 6 of 22 -

CUSIP
No.   31769Q108                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Seneca Ventures

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York

--------------------------------------------------------------------------------
                 7     Sole Voting Power
   Number of                22,000 shares                                  .2%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 271,000 shares                                3.0%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  22,000 shares                                  .2%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            271,000 shares                                3.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 293,000 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           3.3%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 7 of 22 -

CUSIP
No.   31769Q108                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                             Woodland Services Corp.

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York

--------------------------------------------------------------------------------
                 7     Sole Voting Power
   Number of                0 shares                                        0%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 293,000 shares                                3.3%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                        0%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            293,000 shares                                3.3%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 293,000 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           3.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       CO

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                - 8 of 22 -

CUSIP
No.   31769Q108                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Brian Rubenstein

--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                 7     Sole Voting Power
   Number of                0 shares                                        0%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 0 shares                                        0%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                        0%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            0 shares                                        0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    0 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                             0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 9 of 22 -

      This statement, dated August 16, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated November 30, 1994, regarding the reporting persons' ownership of certain securities of Financial Services Acquisition Corporation (the "Issuer"). This Schedule 13D is hereinafter referred to as the "Schedule". All Capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule. This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. In accordance with Rule 13d-2(c), the entire text of the Schedule is restated herein.

ITEM 1. Security and Issuer

            (a) Common Stock, $0.001 par value per share (CUSIP No. 31769Q108).

            (b) Redeemable Common Stock Purchase Warrant, expiring November 30, 2001, entitling the holder thereof to purchase one share of Common Stock at $5.00 per share, exercisable as of the later of (i) the consummation of a Business Combination (as defined in the Issuer's prospectus, dated November 30, 1994 (the "Prospectus")) by the Issuer, or (ii) November 30, 1995 (CUSIP No. 31769Q116).

            (c) Unit, consisting of one (1) share of Common Stock and two (2) Warrants (CUSIP No. 31769Q207).

                   Financial Services Acquisition Corporation
                               667 Madison Avenue
                            New York, New York 10021

ITEM 2. Identity and Background

      1. (a) Woodland Partners, a general partnership organized under the laws of the State of New York.

            (b)   Address:
                  68 Wheatley Road
                  Brookville, NY  11545

            (c)   Principal Business:  Investments.

            (d)   No.

            (e)   No.


                                  - 10 of 22 -

            The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

      2. (a) Barry Rubenstein, a general partner of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, and one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

            (b)   Address:
                        68 Wheatley Road
                        Brookville, NY  11545

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

            Barry Rubenstein is the husband of Marilyn Rubenstein and the father of Brian Rubenstein.

      3. (a) Marilyn Rubenstein, a general partner of Woodland Partners, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation, the Secretary and Treasurer of Woodland Services Corp. and a limited partner of Seneca Ventures.

            (b)   Address:
                        68 Wheatley Road
                        Brookville, NY  11545

            (c)   Principal occupation:  Housewife

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

            Marilyn Rubenstein is the wife of Barry Rubenstein and the mother of Brian Rubenstein.

      4. (a) Brian Rubenstein, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.


                                  - 11 of 22 -

            (b)   Address:
                        68 Wheatley Road
                        Brookville, NY  11545

            (c)   Principal Occupation: Student

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States

            Brian Rubenstein is the son of Barry Rubenstein and Marilyn Rubenstein.

      5. (a) The Marilyn and Barry Rubenstein Family Foundation, an organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

            (b)   Address:
                        68 Wheatley Road
                        Brookville, NY  11545

            (c)   Principal Business:  Charitable Foundation

            (d)   No.

            (e)   No.

            Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein are the Trustees of the Foundation.

      6. (a) Woodland Venture Fund, a limited partnership organized under the laws of the State of New York (the "Fund").

            (b)   Address:
                        68 Wheatley Road
                        Brookville, NY  11545

            (c)   Principal Business:  Investments.

            (d)   No.

            (e)   No.


                                  - 12 of 22 -

            Woodland Services Corp. and Mr. Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

      7. (a) Woodland Services Corp., a corporation organized under the laws of the State of New York ("Services").

            (b)   Address:
                        68 Wheatley Road
                        Brookville, NY  11545

            (c)   Principal Business:  Investments.

            (d)   No.

            (e)   No.

            Mr. Rubenstein is the President and sole director of Services, and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Service's outstanding shares of common stock, no par value.

      8. (a) Seneca Ventures, a limited partnership organized under the laws of the State of New York ("Seneca").

            (b)   Address:
                        68 Wheatley Road
                        Brookville, NY  11545

            (c)   Principal Business:  Investments.

            (d)   No.

            (e)   No.

            The general partners of Seneca are Barry Rubenstein and Services. The limited partners of Seneca include Marilyn Rubenstein and certain other investors.

ITEM 3. Source and Amounts of Funds or Other Consideration

            The individual reporting persons obtained funds for the purchase of the shares of Common Stock from their respective personal funds and/or other funds, the partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital and others funds, and The Foundation and Services obtained funds for the purchase of the shares of Common Stock from their other funds.


                                  - 13 of 22 -

            On September 28, 1994, Woodland Partners loaned $50,000 to the Issuer and was issued promissory notes (the "Notes") in that amount and 100,000 warrants (the "Bridge Warrants"). The Notes provide for interest at the rate of 10% per annum and were payable at the consummation of the Issuer's initial public offering ("IPO"). The Bridge Warrants are identical to the Warrants, except they are not redeemable until 90 days after the consummation of a Business Combination.

            The amount of funds used in making the purchases of the Units in connection with the IPO and in the over-the-counter market are set forth below:

            Name                              Amount of Consideration
            ----                              -----------------------

            Woodland Partners                        $390,000
            Barry Rubenstein Rollover IRA            $480,000
            The Marilyn and Barry
              Rubenstein Family Foundation           $ 60,000
            Marilyn Rubenstein                       $360,000
            Seneca Ventures                          $252,969
            Woodland Venture Fund                    $628,906

ITEM 4. Purpose of Transaction.

            The reporting persons acquired their shares for purposes of investment.


ITEM 5. Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 9,011,332 shares of Common Stock to be outstanding as reported in the Issuer's Form 8-K dated August 16, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of August 16, 1996:


                                  - 14 of 22 -

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                            Beneficially Owned(1)   Beneficially Owned(1)
----                            ---------------------   ---------------------
Woodland Partners                     293,000(2)                3.3%
Barry Rubenstein                      293,000(3)                3.3%
Marilyn Rubenstein                    293,000(4)                3.3%
Seneca Ventures                       293,000(5)                3.3%
Woodland Venture Fund                 293,000(6)                3.3%
The Marilyn and Barry Rubenstein
  Family Foundation                         0                     0%
Woodland Services Corp.               293,000(7)                3.3%
Brian Rubenstein                            0                     0%

            (b) By virtue of being a general partner of Woodland Partners, Seneca, and the Fund, a trustee of the Foundation, and husband of Marilyn Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 213,000 shares of Common

----------
1 Does not include shares of Common Stock issuable upon the exercise of the Warrants or the Bridge Warrants.

2 Woodland Partners disclaims beneficial ownership of 80,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 60,000 shares of Common Stock owned by Marilyn Rubenstein, 22,000 shares of Common Stock owned by Seneca, and 66,000 shares of Common Stock owned by the Fund.

3 58,500 shares of Common Stock beneficially owned by Barry Rubenstein represents his equity interest in Woodland Partners. Mr. Rubenstein disclaims beneficial ownership of 6,500 shares of Common Stock held by Woodland Partners (which represents his wife's equity interest in Woodland Partners), 60,000 shares of Common Stock owned individually by his wife, Marilyn Rubenstein, 17,160 shares of Common Stock owned by Seneca, and 39,305 shares of Common Stock owned by the Fund.

4 6,500 shares of Common Stock represents Mrs. Rubenstein's equity interest in Woodland Partners, and 1,971 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 58,500 shares of Common Stock held by Woodland Partners (which represents her husband's equity interest in Woodland Partners), 80,000 shares of Common Stock owned individually by her husband, Barry Rubenstein, 20,029 shares of Common Stock owned by Seneca, and 66,000 shares of Common Stock owned by the Fund.

5 Seneca disclaims beneficial ownership of 65,000 shares of Common Stock owned by Woodland Partners, 80,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 60,000 shares of Common Stock owned individually by Marilyn Rubenstein and 66,000 shares of Common Stock owned by the Fund.

6 The Fund disclaims beneficial ownership of 65,000 shares of Common Stock owned by Woodland Partners, 80,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 60,000 shares of Common Stock owned individually by Marilyn Rubenstein and 22,000 shares of Common Stock owned by Seneca.

7 90 shares of Common Stock beneficially owned by Services represents its equity interest in the Fund, and 35 shares of Common Stock beneficially owned by Services represents its equity interest in Seneca. Services disclaims beneficial ownership of 65,000 shares of Common Stock owned by Woodland Partners, 80,000 shares of Common Stock held in Mr. Rubenstein's Rollover IRA account, 60,000 shares of Common Stock held individually by Mrs. Rubenstein, 65,910 shares of Common Stock owned by the Fund and 21,965 shares of Common Stock owned by Seneca.


                                  - 15 of 22 -

Stock representing approximately 2.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and dispose of 80,000 shares of Common Stock currently held in his Rollover IRA account, representing approximately .9% of the outstanding Common Stock.

            Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners, a trustee of the Foundation, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 233,000 shares of Common Stock representing approximately 2.6% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and dispose of 60,000 shares of Common Stock, representing approximately .7% of the outstanding Common Stock.

            Woodland Partners has sole power to vote and dispose of 65,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 228,000 shares of Common Stock.

            Seneca has sole power to vote and dispose of 22,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 271,000 shares of Common Stock.

            The Fund has sole power to vote and dispose of 66,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 227,000 shares of Common Stock.

            Services may be deemed to have shared power to vote and to dispose of 293,000 shares of Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from June 16, 1996 through August 16, 1996 inclusive.

                                 Purchase or   Number of Shares(U)   Purchase or
Name of Shareholder               Sale Date    Purchased or (Sold)   Sale Price
-------------------              -----------   -------------------   -----------
Seneca Ventures                    8/14/96            (11,000)         $5.25
                                   8/15/96             (7,000)         $5.3125

Woodland Venture Fund              8/14/96            (21,000)         $5.25
                                   8/15/96            (14,000)         $5.3125

The Marilyn and Barry Rubenstein
  Family Foundation                8/13/96            (10,000)         $5.3125


            Woodland Partners, Barry Rubenstein Rollover IRA, the Foundation, and Marilyn Rubenstein acquired the Units in the IPO. The Fund and Seneca acquired Common Stock in the over-the-counter market.


                                  - 16 of 22 -

            As of August 16, 1996, Woodland Partners, Barry Rubenstein Rollover IRA, and Marilyn Rubenstein, intended to exercise their redemption rights for 65,000 shares, 80,000 shares and 60,000 shares, respectively, pursuant to the redemption procedures contained in the Issuer's proxy statement, dated July 18, 1996.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) On August 16, 1996, the reporting persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities
        of the Issuer
        -------------------------------------------

            (a) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Woodland Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

            (b) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from federal income taxation pursuant to
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of Common Stock held by the Foundation is vested in its trustees - Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein.

            (c) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by the Fund.

            (d) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Seneca is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by Seneca.

            (e) Woodland Partners agreed not to transfer its Bridge Warrants until after the consummation of a Business Combination and not to exercise them until ninety (90) days after such Business Combination. The Issuer has agreed to register the Bridge Warrants and the shares of Common Stock underlying the Bridge Warrants (the "Bridge Shares") under the


                                - 17 of 22 -

Registration Statement of which the Prospectus is a part, and granted Woodland Partners piggyback registration rights for the Bridge Warrants and the Bridge Shares.

            (f) Except for the circumstances discussed or referred to in paragraph (a) and (e) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7. Material to be Filed as Exhibits

            Exhibit A - Agreement dated November 30, 1994 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


                                  - 18 of 22 -

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: October 25, 1996

                                          s/Barry Rubenstein
                              --------------------------------------------------
                              Barry Rubenstein, individually, as General Partner on behalf of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation


                                          s/Marilyn Rubenstein
                              --------------------------------------------------
                              Marilyn Rubenstein


                                          s/Brian Rubenstein
                              --------------------------------------------------
                              Brian Rubenstein

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 19 of 22 -

                                                                       Exhibit A

                       AGREEMENT PURSUANT TO RULE 13d l(f)
                    OF THE SECURITIES AND EXCHANGE COMMISSION

            AGREEMENT, to be effective as of November 30, 1994, among WOODLAND PARTNERS, a New York general partnership, with its principal office at 68 Wheatley Road, Brookville, NY 11545, BARRY RUBENSTEIN, residing at 68 Wheatley Road, Brookville, NY 11545, MARILYN RUBENSTEIN, residing at 68 Wheatley Road, Brookville, NY 11545, THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION, with its principal office at 68 Wheatley Road, Brookville, NY 11545, SENECA VENTURES, with its principal office at 68 Wheatley Road, Brookville, NY 11545, WOODLAND VENTURE FUND, with its principal office at 68 Wheatley Road, Brookville, NY 11545, WOODLAND SERVICES CORP., with its principal office at 68 Wheatley Road, Brookville, NY 11545, and BRIAN RUBENSTEIN, residing at 68 Wheatley Road, Brookville, NY 11545.

            WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by ss.13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and

            WHEREAS, Rule 13D-1(f) promulgated by the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;

            NOW THEREFORE, it is hereby agreed as follows:

            1. Each party hereto agrees that it will file all statements and reports required under ss.13(d) of the Securities Exchange Act of 1934, as amended, including without limitation,


                                  - 20 of 22 -

Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.

            2. Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to FINANCIAL SERVICES ACQUISITION CORPORATION, the NASD, and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.

            3. Unless sooner terminated as provided in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

            4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.


                                  - 21 of 22 -

            IN WITNESS WHEREOF, we have executed this Agreement with the intention that it shall be binding upon us as of the day and year set forth above.


                                          s/Barry Rubenstein
                              --------------------------------------------------
                              Barry Rubenstein, individually, as General Partner on behalf of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation


                                          s/Marilyn Rubenstein
                              --------------------------------------------------
                              Marilyn Rubenstein


                                          *
                              --------------------------------------------------
                              Brian Rubenstein


*     s/Barry Rubenstein
-----------------------------------------
 Barry Rubenstein, Attorney-in-Fact


                                  - 22 of 22 -